UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")
Non-Executive Director

Pearson hereby announces that Michael Lynton, a Non-Executive Director of the Company, has been appointed to the Board of Directors of The Boston Beer Company, Inc.

As noted in our 2019 Annual Report and in our announcement dated 23 October 2020, Mr Lynton and the Chair, Sidney Taurel, had agreed to keep Mr Lynton's situation under review in relation to his other commitments. In light of this ongoing review, the Company hereby confirms that Mr Lynton will step down from the Pearson Board at the 2021 AGM.

Pearson's Nomination & Governance Committee is actively considering candidates for this upcoming non-executive vacancy in line with its well-established succession plans.

This notification is made in accordance with LR 9.6.11 and LR 9.6.14.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 February 2021
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary